Mail Stop 3561

March 13, 2009

Mr. Adiv Baruch, Chairman and CEO
Pinpoint Advance Corp.
4 Maskit Street
Herzeliya, Israel 46700

> **Re:** **Pinpoint Advance Corp.**
> **Preliminary Proxy Statement on Schedule 14A Amendment No. 1**
> **Filed March 3, 2009**
> **Filing No. 000-52562**

Dear Mr. Baruch:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your discussion of possible securities law claims on page 6, 13, and 15 includes an assertion that "[m]anagement strongly believes such a claim would be without merit in light of the actions being proposed herein." Your statement that "[m]anagement strongly believes such a claim would be without merit in light of the actions being proposed herein …." is a legal conclusion which a corporation is not qualified to make. Either attribute this statement to counsel and provide counsel's consent to be named in this section, or delete the statement.

2.   We have reviewed your response to comment three of our letter dated February 17, 2009, but we, however, reissue the comment. Rule 14a-4(a)(3) of the Exchange Act provides that each matter must separately identified, regardless of whether its passage is conditioned on the approval of other matters. The rule does "not prohibit the soliciting party from conditioning the effectiveness of any proposal on the adoption of one or more other proposals, if permitted by state law. In such cases, appropriate disclosure will be required to advise shareholders that a vote against one proposal may have the effect of a vote against the group of mutually-conditioned proposals." *See* Exchange Act Release No. 31326 (Oct. 16, 2002) at Sec. II.H. Your Amendment Proposal, as stated in our previous letter, bundles several matters within it and it unclear to us why they should not be separately identified and voted on by your stockholders. Please revise your proxy and related disclosures to conform with the unbundling requirements of Rule 14a-4(a)(3) or provide an analysis why you believe the requirements of Rule 14a-4(a)(3) are satisfied.

3.   We note your response to comment four of our letter dated February 17, 2009. Please revise the proxy statement to indicate that section 3.2 of your warrant agreement and the description of "Business Combination" in your prospectus may be interpreted to mean that the warrants may only be exercisable for 24 months from the date of the prospectus. Also, address the potential consequences in the event your belief that no amendment of the warrant agreement is necessary is incorrect.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Please contact Edwin Kim at (202) 551-3297 or David Link, Senior Counsel, at (202) 551-3356 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Douglas S. Ellenoff, Esq.
        Ellenoff Grossman & Schole LLP
        Fax: (212) 370-7889